Citadel Completes Tender Offer for Shares of ION Media

Chicago – June 18, 2007 – CIG Media LLC and other affiliates of Citadel Investment Group, L.L.C. today announced the completion of the subsequent offering period of their tender offer for any and all outstanding shares of Class A common stock of ION Media Networks, Inc. (AMEX: ION) at a price of $1.46 net per share in cash.

When the subsequent offering period of the tender offer expired at 5:00 p.m., New York City time, on June 15, 2007, approximately 42,041,309 shares (including 40,509,199 shares validly tendered in the initial offering period), representing approximately 63.8% of the Class A common stock outstanding had been validly tendered. These shares represent 88.1% of the shares of ION’s Class A common stock held by the public and, taken together with the 2,724,207 shares held by CIG Media prior to the tender offer and the 15,455,062 shares held by affiliates of Lowell W. Paxson that CIG Media is purchasing pursuant to a call agreement, represent approximately 91.4% of the outstanding shares of ION’s Class A common stock. All validly tendered shares have been accepted for payment, and payment for accepted shares not already paid for will be made promptly in accordance with the terms of the offer.

About Citadel Investment Group

Citadel is one of the world’s leading financial institutions focused on alternative asset management strategies. The Citadel group of companies employ over 1,000 professionals at headquarters in Chicago and across its offices around the world, including New York, San Francisco, London, Hong Kong and Tokyo.

About ION Media Networks

ION Media Networks, Inc. owns and operates the nation’s largest broadcast television station group and ION Television, reaching over 90 million U.S. television households via its nationwide broadcast television, cable and satellite distribution systems. ION Television currently features popular TV series and movies from the award-winning libraries of Warner Bros., Sony Pictures Television, and CBS Television, among others. ION Media has also partnered with RHI Entertainment, which owns over 4,000 hours of acclaimed television content, to provide weekend primetime programming beginning in June 2007. Utilizing its digital multicasting capability, the company has launched several digital TV brands, including qubo, a television and multimedia network for children formed in partnership with several leading media and entertainment companies, and ION Life, a television and multimedia network dedicated to health and wellness for consumers and families. For more information, visit www.ionmedia.tv.

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Citadel Media Relations Contact:

Bryan Locke
(312) 395-3285
Bryan.Locke@citadelgroup.com